SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                January 23, 2003


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No   X
                                    ---          ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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[VIVENDI ENVIRONNEMENT LOGO]

                                  PRESS RELEASE

      Henri Proglio reorganizes the Vivendi Environnement Management Board

January 21st, 2003 - Vivendi Environnement, the world leader in environmental services, today announced that it had put in place a modified Management Board, chaired by Henri Proglio.


o        Jerome Contamine is named Senior Executive Vice President.
o        Antoine Frerot is to head up the Water division.
o        Olivier Barbaroux heads the Energy Services division.
o        Stephane Richard joins the company to head the Transportation division.
o        Denis Gasquet remains head of the Waste Management division.

At the next meeting of the Supervisory Board, it will therefore be proposed that the Management Board should include Messrs. Contamine, Frerot, Barbaroux, Richard, Gasquet and Seidel, under the chairmanship of Henri Proglio.

When announcing the appointments, Henri Proglio, chairman of the Vivendi Environnement Management Board, said: "I am proud to have the support of a united management team made up of world-class professionals with proven abilities on the field. This team is one of our company's strengths. Together, we are ready to work toward our objective of growing the company around one core business, environmental services."

                                      *****

Jerome Contamine, 45, is a graduate of Ecole Polytechnique and ENA. He began his career in 1984 at France's Government Accounting Office, first as an auditor and then as a public auditor. In 1988, he joined the Elf Aquitaine group, where he served in several posts in the finance department before being appointed General Manager of Elf Norway in 1994, then head of Continental European operations. In 2000, he joined Vivendi Environnement as Executive Vice President and member of the Management Board. In 2002, he was appointed Senior Executive Vice President and Chief Financial Officer.


Antoine Frerot, 44, is a graduate of Ecole Polytechnique and the Ponts et Chaussees engineering school. He began his career in 1981 as a design engineer in the Central Design Office for France's overseas departments and territories. In 1983, he joined the design and research center of the Ecole Nationale des Ponts et Chaussees engineering school as project manager, and was later appointed deputy director. From 1988 to 1990, he served as head of financial transactions at Credit National. He joined Compagnie Generale des Eaux in 1990 as special adviser then Chief Executive Officer of CGEA. In 2000, he was appointed Chief Executive Officer of Connex and a member of the Vivendi Environnement Management Board.


Olivier Barbaroux, 47, is a graduate of Ecole Polytechnique and the Ponts et Chaussees engineering school, and holds a Master of Science. He began his career in 1979 as special adviser at France's Ministry of Industry, before being named director of new engineering projects in 1981, then director of facilities at the port of Marseilles in 1983. He then joined Paribas Affaires Industrielles, where he became a member of the Executive Committee, with responsibility for energy. In 1993, he was appointed Chairman and CEO of Coparex. From 1996 to 1998, he served as Chairman and CEO of the company Generale de Transport et d'Industrie (VIA GTI). He was appointed to head the energy sector at Paribas in 1998 and joined Vivendi Environnement in 1999, as Chief Operating Officer of Vivendi Water and Generale des Eaux.

Stephane Richard, 41, is a graduate of the HEC business school and a former auditor at the French Treasury. He began his career in 1991 as a technical adviser to France's Ministry of Industry and Foreign Trade. In 1992, he joined Compagnie Generale des Eaux as a special adviser. He was appointed Chief Operating Officer and a member of the Board of Compagnie Immobiliere Phenix in 1994. In 1995, he joined CGIS, which was later renamed Nexity, where he was appointed Chairman and CEO in 1997.

Denis Gasquet, 49, is a graduate of Ecole Polytechnique and the French national school of rural, water and forestry engineering. He started his career in 1979 at the French forestry commission as assistant head of the Bourg-en-Bresse center. In 1981 he was appointed head of the forestry commission center in Chaumont. In 1984, he was named head of the communications department and, in 1986, head of the commission's business development and international affairs department. In 1989, he joined Compagnie Generale des Eaux as a special adviser. In 1994, he was appointed Chief Operating Officer of CGEA, then Chief Executive Officer of the waste management division in 1996. Since 2000, he has served as Chief Executive Officer of Onyx and member of the Vivendi Environnement Management Board.





Press Contact :
Image 7 for Vivendi Environnement
Anne Meaux
Tel. : + 33.1.53.70.74.70

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 23, 2003

                                      VIVENDI ENVIRONNEMENT


                                      By:  /s/ Jerome Contamine
                                           -------------------------------------
                                           Name: Jerome Contamine
                                           Title:   Chief Financial Officer